                    UNITED STATES                    --------------------------
          SECURITIES AND EXCHANGE COMMISSION                 OMB APPROVAL
                 WASHINGTON, DC 20549                --------------------------
                                                     OMB Number:      3235-0101
                      FORM 144                       Expires:   August 31, 2003
                                                     Estimated average burden
        NOTICE OF PROPOSED SALE OF SECURITIES        hours per response ... 2.0
      PURSUANT TO RULE 144 UNDER THE SECURITIES      --------------------------
                      ACT OF 1933                    --------------------------
                                                        S.E.C. USE ONLY
      ATTENTION: Transmit for filing three copies
             of this form concurrently with          --------------------------
      either placing an order with a broker to       DOCUMENT SEQUENCE NO.
           execute a sale or executing a sale
            directly with a market maker.            --------------------------
                                                     CUSIP NUMBER

                                                     --------------------------
                                                     WORK LOCATION

                                                     --------------------------

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 1(a) NAME OF ISSUER (Please type or print)                  (b) I.R.S. IDENT. NO.    (c) S.E.C. FILE NO.
PrimeEnergy Corporation                                            84-0637348                0-7406
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 1(d) ADDRESS OF ISSUER                   STREET           CITY           STATE           ZIP CODE             (e) TELEPHONE NO.
                                                                                                            ------------------------
                                                                                                            AREA CODE      NUMBER
 One Landmark Square                     11th Floor        Stamford       CT               06901               203        358-5700
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 2(a) NAME OF PERSON FOR WHOSE ACCOUNT   (b) I.R.S. IDENT.     (c) RELATIONSHIP   (d) ADDRESS    STREET    CITY    STATE    ZIP CODE
      THE SECURITIES ARE TO BE SOLD          NO.                   TO ISSUER

       Clint Hurt                               --                Director                    107 North "N"   Midland  TX   79701
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 INSTRUCTION: The person filing this notice should contact the issuer to obtain
              THE I.R.S. Identification Number and the S.E.C. File Number.

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       3(a)                            (b)                                                    (c)                  (d)
   TITLE OF THE          NAME AND ADDRESS OF EACH BROKER           S.E.C. USE ONLY     NUMBER OF SHARES         AGGREGATE
     CLASS OF         THROUGH WHOM THE SECURITIES ARE TO BE        ---------------      OR OTHER UNITS           MARKET
    SECURITIES         OFFERED OR EACH MARKET MAKER WHO IS          BROKER-DEALER         TO BE SOLD              VALUE
    TO BE SOLD               ACQUIRING THE SECURITIES                FILE NUMBER       (See instr. 3(c))    (See instr. 3(d))
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                              Dain Rauscher Wessels
     Common                    550 W. Texas Street                                          up to
     Stock                         Suite 120                                                 7,200               $604,800
   $.10 par                   Midland, Texas 79701                                        at $84(1)          (As of 4/20/06)
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     (e)                      (f)                    (g)
NUMBER OF SHARES            APPROXIMATE            NAME OF EACH
 OR OTHER UNITS             DATE OF SALE            SECURITIES
   OUTSTANDING           (See instr. 3(f))           EXCHANGE
(See instr. 3(e))         (Mo.  Day  Yr.)       (See instr. 3(g))
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    3,303,179                 4/21/06                NASDAQ
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INSTRUCTIONS:
   1.  (a) Name of issuer
       (b) Issuer's I.R.S. Identification Number
       (c) Issuer's S.E.C. file number, if any
       (d) Issuer's address, including zip code
       (e) Issuer's telephone number, including area code

   2. (a) Name of person for whose account the securities are to be sold
       (b) Such person's I.R.S. identification number, if such person is an entity
       (c) Such person's relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing)
       (d) Such person's address, including zip code

   3.  (a) Title of the class of securities to be sold
       (b) Name and address of each broker through whom the securities are intended to be sold
       (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
       (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
       (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
       (f) Approximate date on which the securities are to be sold
       (g) Name of each securities exchange, if any, on which the securities are intended to be sold

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



SEC 1147(10-00)

                         TABLE I--SECURITIES TO BE SOLD
   Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

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     Title of    Date you    Nature of Acquisition    Name of Person from        Amount of         Date of      Nature of Payment
    the Class    Acquired       Transaction            Whom Acquired             Securities        Payment
                                                      (If gift, also give        Acquired
                                                      date donor acquired)

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     Common
     Stock
    $.10 par      (2)             (2)                        (2)                    (2)               (2)               (2)
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INSTRUCTIONS:
 1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

 2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

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              TABLE II--SECURITIES SOLD DURING THE PAST 3 MONTHS
     Furnish the following information as to all securities of the issuer sold during the past three
     months by the person for whose account the securities are to be sold.

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   Name and Address of Seller             Title of Securities Sold         Date of Sale         Amount of        Gross Proceeds
                                                                                               Securities
                                                                                                  Sold
   Clint Hurt                                 Common Stock                   4/14/06               876             $ 70,956
   107 North "N"
   Midland, TX 79701                          Common Stock                   4/17/06               924             $ 74,844

                                              Common Stock                   4/18/06             3,200             $270,660

                                              Common Stock                   4/19/06             2,000             $168,740

                                              Common Stock                   4/20/06               800             $ 67,656

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REMARKS:

(1) Mr. Hurt may elect to sell a lesser number of shares, and at varying prices, subject to market conditions. A Notice of Proposed Sale of Securities, Form 144, was previously filed by Mr. Hurt under date of March 31, 2006, with respect to the proposed sale of up to 10,000 shares. Pursuant to that Notice, an aggregate of 7,800 shares were sold, as of April 20, 2006. Forms 4, Statement of Changes in Beneficial Ownership of Securities, were filed by Mr. Hurt on April 14, 2006
(with respect to 876 shares); April 19, 2006 (with respect to 4,124 shares); and April 21, 2006 (with respect to 2,800 shares). See Table II herein.

(2) The shares of common stock reported hereunder are included in an aggregate of 213,450 shares as of 4/21/06 held of record by Clint Hurt & Associates, Inc.
("Associates"), a private corporation controlled by Mr. Hurt, who may be deemed the beneficial owner of such shares. All of such shares were acquired by Associates upon the allocation of its interest in a joint venture terminated in 1990. Personal funds were used in connection with these transactions.

INSTRUCTIONS:
 See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

                                   4/21/06
                    ----------------------------------------
                                DATE OF NOTICE
ATTENTION:
 The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

                           /s/ CLINT HURT
                    ----------------------------------------
                               Clint Hurt
                              (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
    Any copies not manually signed shall bear typed or printed signatures.

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 ATTENTION: INTERNATIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                                                                 SEC 1147(10-00)